Exhibit (a)(1)(B)
E-MAIL TO ALL ELIGIBLE EMPLOYEES
Date: April 22, 2009
Dear ARC Employee:
I am pleased to announce that American Reprographics Company has officially launched a voluntary one-time stock option exchange program designed to offer an alternative means of realizing value from certain of your stock options that may have an exercise price that is higher than the current market price of ARC stock. Your senior management team recognizes the effort and dedication you have shown during the current economic downturn, and has initiated this program in recognition of your value to the company.
Under the stock option exchange program, eligible employees who hold outstanding and unexercised stock options for ARC stock will have an opportunity to exchange those stock options for nonstatutory options that have a new exercise price which may be lower than the current exercise price. The replacement stock options will have an exercise price equal to the closing price of our common stock on the new option grant date. Employees who choose to participate in this program will receive the same number of replacement stock options as they properly submit to the program. With a new exercise price, the replacement stock options may offer the potential for a greater financial return when exercised.
Tracey Luttrell, our Corporate Counsel, will be sending a follow-up e-mail to you with further guidance. We have also set up a website dedicated to the stock option exchange program at https://e-arc.equitybenefits.com. The specific details of the program and the replacement stock options are included in the documents attached to this e-mail and can be found on the offer website. If you wish to participate in the program, you must access the website at https://e-arc.equitybenefits.com and follow the instructions on the website or complete a paper election form. You will receive your user name and password login information to the offer website in the follow-up e-mail from Tracey Luttrell.
Please review these materials carefully so that you can make an informed decision on whether or not to participate in the program. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. If, after reviewing the materials, you still have questions about the stock option exchange program, please send an e-mail to exchange@e-arc.com or call (925) 949-5134.
Best,
Suri
Chairman, President and Chief Executive Officer